Exhibit 99.1

Copa Holdings Reports Net Income of $49.9 million and EPS of $1.18 for the Second Quarter of 2018

Panama City, Panama — Aug 8, 2018. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2018 (2Q18). The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2017 (2Q17).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$49.9 million for 2Q18 or earnings per share (EPS) of US$1.18, as compared to net income of US$58.6 million or earnings per share of US$1.38 in 2Q17.

▪	Operating income for 2Q18 came in at US$57.1 million, representing a 27.3% decrease over operating income of US$78.6 million in 2Q17, mainly as a result of a 4.8% increase in unit costs (CASM) due to higher fuel prices. Operating margin for 2Q18 came in at 9.0%, compared to an operating margin of 13.7% in 2Q17.

▪	For 2Q18, consolidated passenger traffic grew 13% while consolidated capacity grew 11.2%. As a result, consolidated load factor for the quarter increased 1.3 percentage points to 83.5%.

▪	Total revenues for 2Q18 increased 10.5% to US$634.1 million. Yield per passenger mile decreased 2.2% to 11.4 cents and RASM came in at 9.8 cents, or 0.6% below 2Q17.

▪	Operating cost per available seat mile (CASM) increased 4.8%, from 8.5 cents in 2Q17 to 9.0 cents in 2Q18, driven by a 32.9% higher effective fuel price. CASM excluding fuel costs decreased 5.1% from 6.3 cents in 2Q17 to 6.0 cents in 2Q18, mainly as a result of timing of expenses as well as cost reduction efforts.

▪	Cash, short-term and long-term investments ended the quarter slightly over US$1.0 billion, representing 38.8% of the last twelve months’ revenues.

▪	Copa Holdings ended the quarter with a consolidated fleet of 101 aircraft – 68 Boeing 737-800s, 14 Boeing 737-700s, and 19 Embraer-190s.

▪	For 2Q18, Copa Airlines had an on-time performance of 89.9% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

Subsequent Events

▪	In July, Copa Airlines was awarded “Best Airline” and “Best Airline Staff" in its region by the Skytrax World Airline Awards.

▪	During the month of July, Copa Airlines began service to its 16th destination in the Caribbean, Bridgetown, Barbados.

▪	Also in July, Copa Airlines began service to its 8th and 9th destinations in Brazil, Fortaleza and Salvador de Bahía.

▪	The Company is disclosing today that it has been in discussions with United Airlines, Inc. and Avianca Holdings regarding the possibility of establishing a three-way joint business agreement that would cover our combined network between the United States and Latin America. We can provide no assurances as to whether or when the parties will finalize the agreement.

▪	Copa Holdings will pay its third quarterly dividend of $0.87 per share on September 14, to all Class A and Class B shareholders on record as of August 31, 2018.

Consolidated Financial & Operating Highlights	2Q18	2Q17*	Variance vs. 2Q17	1Q18	Variance vs. 1Q18
Revenue Passengers Carried ('000)	2,458	2,262	8.7%	2,465	-0.3%
RPMs (mm)	5,384	4,766	13.0%	5,223	3.1%
ASMs (mm)	6,446	5,796	11.2%	6,297	2.4%
Load Factor	83.5%	82.2%	1.3 p.p.	83.0%	0.6 p.p.
Yield	11.4	11.6	-2.2%	13.3	-14.6%
PRASM (US$ Cents)	9.5	9.6	-0.7%	11.0	-14.0%
RASM (US$ Cents)	9.8	9.9	-0.6%	11.4	-13.4%
CASM (US$ Cents)	9.0	8.5	4.8%	9.1	-1.4%
CASM Excl. Fuel (US$ Cents)	6.0	6.3	-5.1%	6.3	-5.5%
Fuel Gallons Consumed (Millions)	81.7	74.1	10.2%	80.1	1.9%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.35	1.77	32.9%	2.16	8.6%
Average Length of Haul (Miles)	2,190	2,107	4.0%	2,119	3.4%
Average Stage Length (Miles)	1,331	1,272	4.6%	1,322	0.7%
Departures	32,843	31,092	5.6%	32,339	1.6%
Block Hours	110,893	102,435	8.3%	108,635	2.1%
Average Aircraft Utilization (Hours)	12.1	11.2	8.2%	12.0	0.6%
Operating Revenues (US$ mm)	634.1	573.7	10.5%	715.0	-11.3%
Operating Income (US$ mm)	57.1	78.6	-27.3%	143.4	-60.2%
Operating Margin	9.0%	13.7%	-4.7 p.p.	20.1%	-11.1 p.p.
Net Income (US$ mm)	49.9	58.6	-14.9%	136.5	-63.4%
Adjusted Net Income (US$ mm) (1)	49.9	58.4	-14.6%	136.5	-63.4%
EPS - Basic and Diluted (US$)	1.18	1.38	-14.9%	3.22	-63.4%
Adjusted EPS - Basic and Diluted (US$) (1)	1.18	1.38	-14.7%	3.22	-63.4%
# of Shares - Basic and Diluted ('000)	42,447	42,419	0.1%	42,439	0.0%

(1)Adjusted Net Income and Adjusted EPS for 2Q17 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.

* Restated for retrospective adoption of IFRS15.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 2Q18 RESULTS

This was a challenging quarter for Copa Holdings. We faced the immediate cancellation of all flights to Venezuela for a period of 90 days, as well as weakening currencies which impacted yields, particularly in Brazil and Argentina. Additionally, a 32.9% increase in our effective fuel price put significant pressure on unit costs, and resulted in a year over year reduction in margin.

Consolidated operating revenues increased 10.5% to US$634.1 million during the quarter on capacity growth of 11.2%. Load factor came in at 83.5%, or 1.3 percentage points above 2Q17, while yields came in at 11.4 cents, or 2.2% lower than 2Q17. As a result, passenger revenues per ASM (PRASM) decreased 0.7% from 9.6 cents in 2Q17 to 9.5 cents in 2Q18.

Operating expenses for 2Q18 increased 16.6% to US$577.1 million, while operating expenses per ASM (CASM) increased 4.8% to 9.0 cents. Excluding fuel costs, unit costs decreased 5.1% to 6.0 cents, mainly as a result of timing of expenses, as well as cost saving efforts.

Aircraft fuel expense increased 47.1% or US$61.6 million compared to 2Q17, as a result of higher jet fuel prices and increased capacity. The Company’s effective jet fuel price increased 32.9%, from an average of US$1.77 per gallon in 2Q17 to US$2.35 per gallon in 2Q18.

The Company recorded non-operating income of US$0.2 million for 2Q18 compared to non-operating expense of US$7.6 million for 2Q17. Non-operating income for 2Q18 includes a US$3.6 million translation gain due to foreign currency fluctuations, and a net interest expense of US$3.1 million, while 2Q17 non-operating expense includes a net interest expense of US$4.7 million and a US$2.9 million translation loss due to foreign currency fluctuations.

Copa Holdings closed the quarter with slightly over US$1.0 billion in cash, short-term and long-term investments, representing 38.8% of the last twelve months’ revenues.

Total debt at the end of 2Q18 amounted to US$1.16 billion compared to US$1.17 billion at the end of 2Q17, all of which is related to aircraft financing.

The company has a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from our hub based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2018

Given the continued unit revenue weakness, mainly in Brazil and Argentina, we are lowering our unit revenue assumption, and reducing our capacity growth to 8%. We are also increasing our fuel price assumption for the year, and reducing our assumption for unit costs excluding fuel. Operating margin is now expected in the range of 14 to 16 percent.

Financial Outlook	2018 Guidance	2017* Actual
Capacity - YOY ASM Growth	+/-8%	8.8%
Operating Margin	14-16%	17.2%

Factored into the above mentioned outlook is a load factor of approximately 84%, Unit Revenues (RASM) of 10.7 cents, Unit Costs excluding Fuel (Ex-Fuel CASM) of 6.2 cents and a higher estimated effective price per gallon of jet fuel, including into-plane costs, of US$2.30 per gallon.

*Restated for retrospective adoption of IFRS15.

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Consolidated revenue for 2Q18 totaled US$634.1 million, a 10.5% or US$60.5 million increase over operating revenue of US$573.7 million in 2Q17, mainly due to a 10.5% or US$57.9 million increase in passenger revenue.

Passenger revenue totaled US$611.6 million, an increase of 10.5% from passenger revenue of US$553.7 million in 2Q17. A 1.3 percentage point increase in load factor, combined with a 2.2% decrease in passenger yield, resulted in a 0.7% decrease in PRASM.

Cargo and mail revenue totaled US$16.0 million in 2Q18, a 14.4% increase from 2Q17 due to additional capacity.

Other operating revenue totaled US$6.5 million in 2Q18, a 10.0% increase from other operating revenue of US$5.9 million in 2Q17 mostly due to higher frequent flyer program revenues.

Operating expenses

For 2Q18, operating expenses increased 16.6% to US$577.1 million, representing operating cost per available seat mile (CASM) of 9.0 cents. Operating cost per available seat mile excluding fuel costs (CASM Excl. Fuel) decreased 5.1% from 6.3 cents in 2Q17 to 6.0 cents in 2Q18.

Fuel totaled US$192.5 million, a US$61.6 million or 47.1% increase over aircraft fuel expense of US$130.9 million in 2Q17. This increase was a result of 10.2% more gallons consumed given additional capacity, and a 32.9% higher average price per gallon of jet fuel (all-in), which averaged US$2.35 in 2Q18, compared to US$1.77 in 2Q17.

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Wages, salaries, benefits and other employees' expenses totaled US$108.4 million, an 8.9% increase over salaries and benefits of US$99.6 million in 2Q17. This was mainly driven by growth in operational staff to support current capacity and future growth, as well as salary adjustments.

Passenger servicing totaled US$26.1 million, a 14.1% increase over passenger servicing of US$22.9 million in 2Q17. This increase resulted primarily from passenger traffic growth and an increase in average length of haul.

Airport facilities and handling charges totaled US$45.9 million, a 7.8% increase over US$42.6 million in 2Q17. This was primarily a result of an increase in departures and passenger traffic.

Sales and distribution totaled US$52.8 million, a 7.9% increase over an expense of US$48.9 million in 2Q17. This increase was mainly a result of an increase in net bookings, partly offset by lower effective commission rates.

Maintenance, material and repairs totaled US$27.8 million, a 1.6% increase from maintenance, material and repairs of US$27.4 million in 2Q17, as a result of additional capacity, offset by fewer expenses related to lease returns.

Depreciation and amortization totaled US$43.3 million in 2Q18, a 6.6% increase over depreciation of US$40.6 million in 2Q17, mainly due to fleet growth and an increase in engine events amortization.

Flight operations, aircraft rentals and other rentals, cargo and courier expenses combined decreased 1.7%, from US$61.5 million in 2Q17 to US$60.4 million in 2Q18, mainly as a result of fewer aircraft lease expenses.

Other operating and administrative expenses totaled US$19.8 million in 2Q18, a decrease of 4.5% versus 2Q17, mainly as a result of cost saving initiatives and timing of certain overhead expenses.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net income of US$0.2 million in 2Q18, compared to a net expense of US$7.6 million in 2Q17.

Finance cost totaled US$9.2 million in 2Q18, a 2.7% increase from US$8.9 million in 2Q17 due to higher interest rates.

Finance income totaled US$6.0 million, a 42.1% increase over US$4.2 million in 2Q17, as a result of higher cash balance and higher investment yields.

Gain (loss) on foreign currency fluctuations totaled a US$3.6 million gain, compared to a US$2.9 million loss in 2Q17. This gain was mainly driven by a translation gain on Venezuelan Bolivar denominated payables.

Net change in the value of derivatives had no effect in 2Q18 as we had no derivative contracts, compared to a loss of US$0.2 million in 2Q17 related to the mark-to-market of fuel hedge contracts.

Other non-operating (income) expense resulted in a net expense of US$0.3 million in 2Q18 compared to a net expense of US$0.2 million in 2Q17.

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About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 32 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 82 Boeing 737NG aircraft and 19 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q18	2Q17*	Change	1Q18	Change
Operating Revenues
Passenger revenue	611,605	553,736	10.5%	694,912	-12.0%
Cargo and mail revenue	16,003	13,994	14.4%	14,337	11.6%
Other operating revenue	6,528	5,937	10.0%	5,775	13.0%
Total Operating Revenue	634,136	573,666	10.5%	715,024	-11.3%

Operating Expenses
Fuel	192,474	130,878	47.1%	173,957	10.6%
Wages, salaries, benefits and other employees' expenses	108,449	99,603	8.9%	110,630	-2.0%
Passenger servicing	26,113	22,883	14.1%	25,462	2.6%
Airport facilities and handling charges	45,945	42,614	7.8%	44,547	3.1%
Sales and distribution	52,760	48,919	7.9%	53,779	-1.9%
Maintenance, materials and repairs	27,840	27,404	1.6%	31,724	-12.2%
Depreciation and amortization	43,261	40,572	6.6%	41,909	3.2%
Flight operations	25,417	25,999	-2.2%	27,664	-8.1%
Aircraft rentals and other rentals	32,968	33,614	-1.9%	33,330	-1.1%
Cargo and courier expenses	2,046	1,892	8.1%	2,047	-0.1%
Other operating and administrative expenses	19,787	20,727	-4.5%	26,579	-25.6%
Total Operating Expense	577,061	495,105	16.6%	571,628	1.0%

Operating Profit	57,076	78,561	-27.3%	143,396	-60.2%

Non-operating Income (Expense):
Finance cost	(9,181)	(8,938)	2.7%	(8,564)	7.2%
Finance income	6,038	4,249	42.1%	5,248	15.1%
Gain (loss) on foreign currency fluctuations	3,583	(2,858)	n/m	7,723	-53.6%
Net change in fair value of derivatives	-	175	n/m	-	n/m
Other non-operating income (expense)	(279)	(190)	n/m	496	n/m
Total Non-Operating Income/(Expense)	162	(7,561)	n/m	4,902	n/m

Profit before taxes	57,237	71,000	-19.4%	148,298	-61.4%

Income tax expense	7,343	12,401	-40.8%	11,825	-37.9%

Net Profit	49,894	58,599	-14.9%	136,473	-63.4%

EPS - Basic and Diluted	1.18	1.38	-14.9%	3.22	-63.4%
Shares - Basic and Diluted	42,447,386	42,419,150	0.1%	42,438,748	0.0%

* Restated for retrospective adoption of IFRS 15

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Copa Holdings, S. A. and subsidiaries
Balance Sheet - IFRS
(US$ Thousands)	June 30	December 31
	2018	2017
	(Unaudited)	(Restated) *

ASSETS

Current Assets
Cash and cash equivalents	225,329	238,792
Restricted cash and cash equivalents	-	-
Short-term investments	604,869	705,108
Total cash, cash equivalents and short-term investments	830,198	943,900

Accounts receivable, net	137,492	115,323
Accounts receivable from related parties	1,579	318
Expendable parts and supplies, net	87,375	81,825
Prepaid expenses	70,790	45,421
Other current assets	9,877	11,701
TOTAL CURRENT ASSETS	1,137,311	1,198,488

Long-term investments	171,356	65,953
Long-term accounts receivable	2,261	2,444
Long-term prepaid expenses	29,567	26,130
Property and equipment, net	2,919,857	2,825,904
Intangible, net	90,235	81,115
Net pension asset	4,091	3,185
Deferred tax assets	16,074	18,572
Other Non-Current Assets	28,564	31,140
TOTAL NON-CURRENT ASSETS	3,262,005	3,054,443

TOTAL ASSETS	4,399,316	4,252,931

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term debt	248,628	298,462
Accounts payable	120,778	116,554
Accounts payable to related parties	15,296	12,880
Air traffic liability	542,476	477,168
Frequent flyer deferred revenue	59,985	50,312
Taxes and interest payable	58,308	81,440
Accrued expenses payable	41,951	60,321
Income tax payable	1,028	3,700
Other Current Liabilities	354	1,156
TOTAL CURRENT LIABILITIES	1,088,804	1,101,993

Long-term debt	914,071	876,119
Other long - term liabilities	132,263	123,182
Deferred tax Liabilities	47,172	50,628
TOTAL NON-CURRENT LIABILITIES	1,093,506	1,049,929

TOTAL LIABILITIES	2,182,310	2,151,922

EQUITY
Issued Capital
Class A - 33,795,885 issued and 31,257,214 outstanding	21,087	21,038
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional Paid-In Capital	76,386	72,945
Treasury Stock	(136,388)	(136,388)
Retained Earnings	2,066,048	1,775,426
Net Income	186,367	364,410
Other Comprehensive Income	(3,960)	(3,888)
TOTAL EQUITY	2,217,006	2,101,009

TOTAL LIABILITIES AND EQUITY	4,399,316	4,252,931

* Restated for retrospective adoption of IFRS 15

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Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the six months ended June 30,

(In US$ thousands)

	2018	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	267,114	330,227	267,049
Cash flow used in investing activities	(105,907)	(241,655)	(124,608)
Cash flow used in financing activities	(174,670)	(176,614)	(139,539)
Net (decrease) increase in cash and cash equivalents	(13,463)	(88,042)	2,902
Cash and cash equivalents at January 1	238,792	331,687	204,715
Cash and cash equivalents at June 30	$225,329	$243,645	$207,617

Short-term investments	604,869	679,991	535,484
Long-term investments	171,356	953	856
Restricted cash and cash equivalents	-	-	20,787
Total cash and cash equivalents and investments at June 30	$1,001,554	$924,589	$764,744

* Restricted cash corresponds to margin calls to secure derivative financial instruments transactions.

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Income
and Adjusted EPS	2Q18	2Q17*	1Q18

Net profit as Reported	$49,894	$58,599	$136,473

Special Items (adjustments):
Net change in fair value of derivatives	$-	$(175)	$-
Adjusted Net Income	$49,894	$58,424	$136,473

Shares used for Computation (in thousands)
Basic and Diluted	$42,447	$42,419	$42,439

Adjusted earnings per share - Basic and Diluted	$1.18	$1.38	$3.22

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	2Q18	2Q17*	1Q18

Operating Costs per ASM as Reported (in US$ Cents)	9.0	8.5	9.1
Aircraft fuel per ASM (in US$ Cents)	(3.0)	(2.3)	(2.8)
Operating Costs per ASM excluding fuel (in US$ Cents)	6.0	6.3	6.3

* Restated for retrospective adoption of IFRS 15

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